UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 5, 2019

WILLIAM LYON HOMES

(Exact name of registrant as specified in its charter)

Delaware	001-31625	33-0864902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

(Address of principal executive offices and zip code)

(949) 833-3600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	WLH	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Conditions.

On November 6, 2019, William Lyon Homes (the “Company”) issued a press release announcing its financial results for the three months ended September 30, 2019. A copy of the press release is furnished herewith as Exhibit 99.1, and is incorporated herein by reference.

The information in Item 2.02 of this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be deemed to be “filed” with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to liability under that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01.	Other Items.

On November 6, 2019, the Company and Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), issued a joint press release (the “Press Release”) announcing the entry by the Company, Taylor Morrison and Tower Merger Sub, Inc., a Delaware corporation, into an Agreement and Plan of Merger. A copy of the Press Release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued November 6, 2019 announcing financial results for the three months ended September 30, 2019.

99.2	Press Release, dated November 6, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* * *

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of the Company or Taylor Morrison, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of the Company and Taylor Morrison and the ability to recognize the anticipated benefits from the combination of the Company and Taylor Morrison, and the amount of time it may take to realize those benefits, if at all; the risks associated with the Company’s and Taylor Morrison’s ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of the Company, Taylor Morrison, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for the Company’s and Taylor Morrison’s homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of the Company or Taylor Morrison from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in the Company’s and Taylor Morrison’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 28, 2019, in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither the Company nor Taylor Morrison has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between the Company and Taylor Morrison, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Taylor Morrison that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). The Company and Taylor Morrison plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TAYLOR MORRISON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TAYLOR MORRISON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and Taylor Morrison through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by the Company in the Investor Relations section of the Company’s website at www.lyonhomes.com or by contacting the Company’s Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223, and will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060.

Participants in the Merger Solicitation

The Company, Taylor Morrison and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company and Taylor Morrison in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019, and information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019. These documents are available free of charge as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2019

WILLIAM LYON HOMES

By:	/s/ JASON R. LILJESTROM
Name:	Jason R. Liljestrom
Its:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

WILLIAM LYON HOMES REPORTS THIRD QUARTER 2019 RESULTS

NEWPORT BEACH, CA— November 6, 2019 — William Lyon Homes (NYSE: WLH), a leading homebuilder in the Western U.S., announced results for its third quarter ended September 30, 2019.

2019 Third Quarter Highlights

•	Net income available to common stockholders of $9.5 million, or $0.24 per diluted share compared to $26.6 million, or $0.68 per diluted share in the prior year

•	Adjusted net income available to common stockholders of $16.1 million, or $0.41 per diluted share compared to $26.6 million, or $0.68 per diluted share in the prior year; adjusted for

•	$1.4 million loss on extinguishment of debt (net of tax)

•	$5.2 million one-time inventory charge (net of tax)

•	Pre-tax income of $22.3 million and adjusted pre-tax income of $30.8 million

•	Home sales revenue of $464.8 million, down 13%

•	New home deliveries of 995 homes, down 6%

•	Homebuilding gross margin percentage of 15.1%

•	Gross margin percentage, excluding one-time inventory charge, of 16.5%

•	Adjusted gross margin percentage, excluding capitalized interest, of 20.6%

•	Average sales price (ASP) of new homes delivered of $467,100, compared to $506,700

•	Net new home orders of 940, down 6%

•	Average sales locations of 114

•	Units in backlog of 1,368

•	SG&A percentage of 11.9%, compared to 11.0%

•	Adjusted EBITDA of $41.7 million

Matthew R. Zaist, President and Chief Executive Officer, stated, “We are pleased with our financial results for the quarter with adjusted net income of $16.1 million, or $0.41 per diluted share. Our strong bottom line results were driven by our homebuilding gross margins, excluding the one-time inventory charge, of 16.5%, and the profitability of our ancillary operations.” Mr. Zaist continued, “Income from our financial services segment was $3.7 million, above our expectations, as the team performed exceptionally well at fully integrating our wholly-owned mortgage platform. Additionally, we recorded our first multi-family apartment sale from our recently launched mixed-use redevelopment platform, which we closed on in the third quarter for a profit of $4.3 million.”

Operating Results

Home sales revenue for the third quarter of 2019 was $464.8 million, as compared to $533.5 million in the year-ago period, a decrease of 13%. The decrease was driven by a 6% decrease in the number of homes closed in 2019, as compared to the prior year period, as well as a decrease in ASP from $506,700 in the third quarter of 2018, to approximately $467,100 in 2019.

Net new home orders for the quarter were 940, a decrease of 6% from 1,001 in the third quarter of 2018. Our average community count decreased 2% to 114 averages sales location during the third quarter of 2019, compared to 116 during the third quarter of 2018. Overall, our monthly absorption rate for the quarter was 2.7 sales per community, compared to 2.9 sales per community in the third quarter of last year. Our monthly absorption pace during the quarter was 2.8 in July, 2.5 in August and 2.8 in September.

Adjusted gross margin percentage was 20.6% during the quarter, excluding capitalized interest and a one-time inventory charge of $6.6 million ($5.2 million, net of tax), related to costs associated with certain previously closed out projects.

Sales and marketing expense during the third quarter of 2019 was 5.4% of homebuilding revenue. This was consistent with the prior year quarter and reflected 10 basis points of sequential improvement from the second quarter. General and administrative expenses increased to 6.5% of homebuilding revenue, compared to 5.6% in the year-ago quarter. The increase in general and administrative expense percentage over the prior year is primarily due to lower revenue as our general and administrative dollars were consistent with the prior year.

Pre-tax income was $22.3 million and adjusted pre-tax income was $30.8 million. Provision for income tax was $4.8 million, for an effective tax rate of 21.5%, compared to a provision of $9.0 million, or 22.0%, in the prior year. Net income attributable to non-controlling interest was $8.0 million during the third quarter, as compared to $5.3 million in the prior year.

Financial Services

In July 2019, we announced the formation of ClosingMark Financial Group, LLC, a wholly-owned subsidiary operating a full suite of financial services offerings, including title agency, settlement, and mortgage services for our homebuyers and other retail customers, which operates as ClosingMark Home Loans. During the third quarter, we completed the integration of our previous mortgage joint venture operations and loan pipeline into this platform under the ClosingMark Home Loans brand.

During the quarter, our wholly-owned financial services operations recorded income of $3.4 million and our unconsolidated mortgage joint ventures recorded income of $0.3 million. Going forward, we have ceased further business operations out of our unconsolidated mortgage joint ventures and would expect to benefit from improved financial performance out of the financial services segment for the fourth quarter based on operating efficiencies and earnings capture on an exclusively wholly-owned basis.

Senior Notes Issuance

On July 9, 2019, we closed on a $300 million Senior Notes offering at a coupon of 6.625%. The proceeds from the offering were used to redeem the majority of the $350 million 7% Senior Notes due 2022 on August 15, 2019. In conjunction with the transaction, the company recorded a loss on extinguishment of debt, net, of $1.4 million.

Balance Sheet Update

At quarter end, cash and cash equivalents totaled $42.1 million, owned real estate inventories totaled $2.3 billion, total assets were $3.0 billion and total equity was $1.0 billion. Total debt to book capitalization was 57.7%, and net debt to net book capitalization was 56.9% at September 30, 2019, compared to 56.6% and 55.9% at December 31, 2018, respectively.

Conference Call Postponement

The Company is postponing its previously scheduled conference call, which was scheduled for today, Wednesday, November 6, 2019 due to a forthcoming announcement. It now expects to hold the conference call to discuss its third quarter 2019 results on a later date to be announced.

About William Lyon Homes

William Lyon Homes is one of the largest Western U.S. regional homebuilders. Headquartered in Newport Beach, California, the Company is primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes in California, Arizona, Nevada, Colorado, Washington, Oregon and Texas. Its core markets include Orange County, Los Angeles, San Diego, Riverside, San Bernardino, the South and East Bay Areas of San Francisco, Phoenix, Las Vegas, Denver, Fort Collins, Portland, Seattle, Houston, Austin and San Antonio. The Company has a distinguished legacy of more than 60 years of homebuilding operations, over which time it has sold in excess of 111,000 homes. The Company markets and sells its homes under the William Lyon Homes brand in all of its markets except for Washington and Oregon, where the Company operates under the Polygon Northwest brand.

Forward-Looking Statements

Certain statements contained in this release and the accompanying comments during our conference call that are not historical information may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, including, but not limited to, forward-looking statements related to: anticipated deliveries and revenue, gross margin performance, backlog conversion rates, operating and financial results for the third quarter of 2019 and full year 2019, community count growth and project performance, market and industry trends, average sale price of homes to be closed in various periods, SG&A percentage, future cash needs and liquidity, minority interest from our homebuilding joint ventures, leverage ratios and reduction strategies, land acquisitions, financial services and ancillary business performance and strategies. The forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected or implied. The Company makes no commitment, and disclaims any duty, to update or revise any forward-looking statements to reflect future events or changes in these expectations. Further, certain forward-looking statements are based on assumptions of future events which may not prove to be accurate. Factors that may impact such forward-looking statements include, among others: changes in mortgage and other interest rates; affordability pressures; adverse weather conditions; the availability of labor and homebuilding materials and increased construction cycle times; our financial leverage and level of indebtedness and any inability to comply with financial and other covenants under our debt instruments; continued volatility and worsening in general economic conditions either internationally, nationally or in regions in which we operate; increased housing supply in our markets; increased outside broker costs; increased costs of homebuilding materials; changes in governmental laws and regulations and compliance, increased costs, fees and delays associated therewith; government actions, policies, programs and regulations directed at or affecting the housing market (including the Tax Cuts and Jobs Act (“TCJA”), the Dodd-Frank Act, tax benefits associated with purchasing and owning a home, and the standards, fees and size limits applicable to the purchase or insuring of mortgage loans by government-sponsored enterprises and government agencies), the homebuilding industry, or construction activities; changes in existing tax laws or enacted corporate income tax rates, including pursuant to the TCJA; worsening in markets for residential housing; the impact of construction defect, product liability and home warranty claims, including the adequacy of self-insurance accruals, and the applicability and sufficiency of our insurance coverage; defects in manufactured products or other homebuilding materials; decline in real estate values resulting in impairment of our real estate assets; volatility in the banking industry, credit and capital markets; restraints on foreign investment; terrorism or other hostilities involving the United States and other geopolitical risk as well as restrictive policies such as tariffs or capital investment restrictions; building moratorium or “slow-growth” or “no-growth” initiatives that could be implemented in states in which we operate; conditions in the capital, credit and financial markets, including mortgage lending standards and the availability and timing of mortgage financing; changes in generally accepted accounting principles or interpretations of those principles; competition for home sales from other sellers of new and resale homes; cancellations and our ability to realize our backlog; the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements; limitations on our ability to utilize our tax attributes; whether an ownership change occurred that could, under certain circumstances, have resulted in the limitation of our ability to offset prior years’ taxable income with net operating losses; the timing of receipt of regulatory approvals and the opening of projects; the availability and cost of land for future development; and additional factors discussed under the sections captioned “Risk Factors” included in our annual and quarterly reports filed with the Securities and Exchange Commission. The foregoing list is not exhaustive. New risk factors may emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business.

Investor/Media Contacts:

Larry Clark

Financial Profiles, Inc.

(310) 622-8223

WLH@finprofiles.com

WILLIAM LYON HOMES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except number of shares and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating revenue
Home sales	$464,765	$533,514	$1,382,057	$1,424,331
Construction services	2,124	1,190	6,165	3,193

	466,889	534,704	1,388,222	1,427,524

Operating costs
Cost of sales — homes	(394,658)	(436,311)	(1,165,185)	(1,169,191)
Construction services	(1,978)	(1,121)	(5,732)	(3,063)
Sales and marketing	(25,244)	(28,879)	(75,887)	(80,420)
General and administrative	(30,292)	(30,039)	(88,890)	(83,067)
Transaction expenses	—	—	—	(3,907)
Other	(600)	(591)	(1,639)	(1,510)

	(452,772)	(496,941)	(1,337,333)	(1,341,158)

Operating income	14,117	37,763	50,889	86,366

Financial services
Equity in income of unconsolidated joint ventures	353	531	2,643	1,996
Income (loss) from financial services operations	3,390	—	2,168	—
Transaction expenses	—	—	(990)	—

Financial services income (loss)	3,743	531	3,821	1,996
Other (expense) income, net	6,261	2,510	7,345	2,856

Income before extinguishment of debt	24,121	40,804	62,055	91,218
(Loss) gain on extinguishment of debt	(1,816)	—	(1,433)	—

Income before provision for income taxes	22,305	40,804	60,622	91,218
Provision for income taxes	(4,795)	(8,990)	(13,548)	(19,580)

Net income	17,510	31,814	47,074	71,638
Less: Net income attributable to noncontrolling interests	(8,030)	(5,256)	(19,024)	(14,297)

Net income available to common stockholders	$9,480	$26,558	$28,050	$57,341

Income per common share:
Basic	$0.25	$0.70	$0.74	$1.51
Diluted	$0.24	$0.68	$0.72	$1.45
Weighted average common shares outstanding:
Basic	37,836,265	37,847,743	37,755,879	37,931,764
Diluted	39,171,746	39,160,894	38,944,008	39,581,986

WILLIAM LYON HOMES

CONSOLIDATED BALANCE SHEETS

(in thousands except number of shares and per share data)

(unaudited)

	September 30,	December 31,
	2019	2018
	(unaudited)
ASSETS
Cash and cash equivalents	$42,118	$33,779
Receivables	12,569	13,502
Escrow proceeds receivable	2,764	—
Real estate inventories
Owned	2,327,582	2,333,207
Not owned	215,541	315,576
Investment in unconsolidated joint ventures	1,552	5,542
Goodwill	123,695	123,695
Intangibles, net of accumulated amortization of $4,640 as of September 30, 2019 and December 31, 2018	6,700	6,700
Deferred income taxes	46,254	47,241
Lease right-of-use assets	37,000	13,561
Financial services assets	168,093	—
Other assets, net	35,136	36,971

Total assets	$3,019,004	$2,929,774

LIABILITIES AND EQUITY
Accounts payable	$114,810	$128,371
Accrued expenses	102,263	150,155
Financial services liabilities	146,836	—
Liabilities from inventories not owned	215,541	315,576
Revolving credit facility	150,000	45,000
Construction notes payable	1,252	1,231
Joint venture notes payable	137,729	151,788
7% Senior Notes due August 15, 2022	49,762	347,456
6% Senior Notes due September 1, 2023	344,654	343,878
5.875% Senior Notes due January 31, 2025	429,121	431,992
6.625% Senior Notes due July 15, 2027	294,673	—

	1,986,641	1,915,447

Commitments and contingencies
Equity:
William Lyon Homes stockholders’ equity
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized and no shares issued and outstanding at September 30, 2019 and December 31, 2018	—	—
Common stock, Class A, par value $0.01 per share; 150,000,000 shares authorized; 33,983,093 and 33,904,972 shares issued, 33,029,026 and 32,690,378 shares outstanding at September 30, 2019 and December 31, 2018, respectively	340	339
Common stock, Class B, par value $0.01 per share; 30,000,000 shares authorized; 4,817,394 shares issued and outstanding at September 30, 2019 and December 31, 2018	48	48
Additional paid-in capital	450,137	445,545
Retained earnings	445,440	417,390

Total William Lyon Homes stockholders’ equity	895,965	863,322
Noncontrolling interests	136,398	151,005

Total equity	1,032,363	1,014,327

Total liabilities and equity	$3,019,004	$2,929,774

WILLIAM LYON HOMES

SELECTED FINANCIAL AND OPERATING INFORMATION

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% Chg	2019	2018	% Chg
Selected Financial Information
(dollars in thousands)
Homes closed	995	1,053	(6%)	2,977	2,875	4%

Home sales revenue	$464,765	$533,514	(13%)	$1,382,057	$1,424,331	(3%)
Cost of sales (excluding interest, purchase accounting adjustments, and one-time inventory charge)	(368,878)	(410,908)	(10%)	(1,098,944)	(1,096,535)	0%

Adjusted homebuilding gross margin (1)	$95,887	$122,606	(22%)	$283,113	$327,796	(14%)

Adjusted homebuilding gross margin percentage (1)	20.6%	23.0%	(10%)	20.5%	23.0%	(11%)

Interest in cost of sales	(19,149)	(21,548)	(11%)	(59,610)	(62,681)	(5%)
Purchase accounting adjustments	—	(3,855)	(100%)	—	(9,975)	(100%)

Gross margin, exlcuding one-time inventory charge	$76,738	$97,203	(21%)	$223,503	$255,140	(12%)

Gross margin percentage, excluding one-time inventory charge	16.5%	18.2%	(9%)	16.2%	17.9%	(10%)

One-time inventory charge	$(6,631)	—	—	$(6,631)	—	—

Gross margin	$70,107	$97,203	(28%)	$216,872	$255,140	(15%)

Gross margin percentage	15.1%	18.2%	(17%)	15.7%	17.9%	(12%)

Number of homes closed
California	292	301	(3%)	860	779	10%
Arizona	128	108	19%	322	336	(4%)
Nevada	78	80	(3%)	219	245	(11%)
Colorado	92	124	(26%)	376	362	4%
Washington	90	118	(24%)	242	350	(31%)
Oregon	110	159	(31%)	313	403	(22%)
Texas	205	163	26%	645	400	61%

Total	995	1,053	(6%)	2,977	2,875	4%

Average sales price of homes closed
California	$614,800	$668,800	(8%)	$620,300	$655,400	(5%)
Arizona	352,600	317,500	11%	340,800	312,800	9%
Nevada	506,600	622,700	(19%)	510,500	592,700	(14%)
Colorado	460,300	440,100	5%	439,600	433,900	1%
Washington	665,400	686,300	(3%)	656,600	628,900	4%
Oregon	394,000	436,700	(10%)	411,600	452,900	(9%)
Texas	268,400	264,400	2%	269,800	259,400	4%

Average	$467,100	$506,700	(8%)	$464,200	$495,400	(6%)
Number of net new home orders
California	279	295	(5%)	923	915	1%
Arizona	125	118	6%	370	344	8%
Nevada	90	94	(4%)	250	318	(21%)
Colorado	104	100	4%	459	404	14%
Washington	64	77	(17%)	277	392	(29%)
Oregon	85	145	(41%)	295	553	(47%)
Texas	193	172	12%	730	451	62%

Total	940	1,001	(6%)	3,304	3,377	(2%)

Average number of sales locations
California	35	36	(3%)	37	29	28%
Arizona	9	6	50%	9	6	50%
Nevada	13	15	(13%)	13	13	0%
Colorado	11	12	(8%)	11	14	(21%)
Washington	9	10	(10%)	9	9	0%
Oregon	16	15	7%	17	15	13%
Texas	21	22	(5%)	22	16	38%

Total	114	116	(2%)	118	102	16%

(1)

Adjusted homebuilding gross margin is a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. It is used by management in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. We believe this information is meaningful as it isolates the impact that interest and purchase accounting adjustments have on homebuilding gross margin and allows investors to make better comparisons with our competitors.

WILLIAM LYON HOMES

SELECTED FINANCIAL AND OPERATING INFORMATION

(unaudited)

	As of September 30,
	2019	2018	% Chg
Backlog of homes sold but not closed at end of period
California	315	451	(30%)
Arizona	206	169	22%
Nevada	125	159	(21%)
Colorado	217	214	1%
Washington	76	133	(43%)
Oregon	110	222	(50%)
Texas	319	248	29%

Total	1,368	1,596	(14%)

Dollar amount of homes sold but not closed at end of period (in thousands)
California	$196,367	$327,838	(40%)
Arizona	75,075	53,585	40%
Nevada	55,416	94,053	(41%)
Colorado	100,754	92,315	9%
Washington	48,375	83,256	(42%)
Oregon	49,755	81,270	(39%)
Texas	88,192	68,267	29%

Total	$613,934	$800,584	(23%)

Lots owned and controlled at end of period (1)

Lots owned
California	2,886	3,648	(21%)
Arizona	3,331	3,756	(11%)
Nevada	2,407	2,745	(12%)
Colorado	578	1,006	(43%)
Washington	1,391	1,538	(10%)
Oregon	2,588	2,613	(1%)
Texas	4,468	3,199	40%

Total	17,649	18,505	(5%)

Lots controlled
California	1,322	1,709	(23%)
Arizona	660	651	1%
Nevada	629	—	NM
Colorado	2,260	2,368	(5%)
Washington	617	710	(13%)
Oregon	1,665	1,307	27%
Texas	4,440	3,885	14%

Total	11,593	10,630	9%

Total lots owned and controlled
California	4,208	5,357	(21%)
Arizona	3,991	4,407	(9%)
Nevada	3,036	2,745	11%
Colorado	2,838	3,374	(16%)
Washington	2,008	2,248	(11%)
Oregon	4,253	3,920	8%
Texas	8,908	7,084	26%

Total	29,242	29,135	0%

(1)

Certain lots in California, Texas, Arizona and Washington are consolidated on the Company’s accompanying balance sheet in accordance with FASB ASC Topic 470, Debt (“ASC 470”). Included in lots owned are 425 lots in California, 1,007 lots in Texas, 1,931 lots in Arizona, and 72 lots in Washington that are associated with land banking transactions that are consolidated on the Company’s accompanying balance sheet in accordance with ASC 470.

WILLIAM LYON HOMES

SUPPLEMENTAL FINANCIAL INFORMATION

(dollars in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Net income available to common stockholders	$9,480	$26,558	$28,050	$57,341
Interest incurred	$25,449	$24,725	$73,439	$66,791
Adjusted EBITDA (1)	$41,746	$66,175	$115,373	$170,302
Adjusted EBITDA Margin (2)	8.9%	12.4%	8.3%	11.9%
Ratio of adjusted EBITDA to interest incurred	1.6	2.7	1.6	2.5

(1)

Adjusted EBITDA means net income available to common stockholders plus (i) provision for income taxes, (ii) interest expense, (iii) amortization of capitalized interest included in cost of sales, (iv) stock based compensation, (v) depreciation and amortization, (vi) non-cash purchase accounting adjustments, (vii) cash distributions of income from unconsolidated joint ventures, (viii) equity in income of unconsolidated joint ventures, (ix) transaction expenses, and (x) (gain) loss on extinguishment of debt. Other companies may calculate adjusted EBITDA differently. Adjusted EBITDA is not a financial measure prepared in accordance with U.S. GAAP. Adjusted EBITDA is presented herein because management believes the presentation of adjusted EBITDA provides useful information to the Company’s investors regarding the Company’s financial condition and results of operations because adjusted EBITDA is a widely utilized indicator of a company’s operating performance. Adjusted EBITDA should not be considered as an alternative for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. A reconciliation of net income available to common stockholders to adjusted EBITDA is provided in the following table:

(2)	Calculated as Adjusted EBITDA as a percentage of operating revenue.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Reconciliation of Adjusted EBITDA
Net income available to common stockholders	$9,480	$26,558	$28,050	$57,341
Provision for income taxes	4,795	8,990	13,548	19,580
Interest expense
Interest incurred	25,449	24,725	73,439	66,791
Interest capitalized	(25,449)	(24,725)	(73,439)	(66,791)
Amortization of capitalized interest included in cost of sales	19,149	22,009	59,610	63,227
Stock based compensation	2,233	2,406	6,961	7,593
Depreciation and amortization	815	1,807	2,356	5,779
Non-cash purchase accounting adjustments	—	3,855	—	9,975
Cash distributions of income from unconsolidated joint ventures	3,811	1,081	5,068	4,896
Equity in income of unconsolidated joint ventures	(353)	(531)	(2,643)	(1,996)
Transaction expenses	—	—	990	3,907
Loss (gain) on extinguishment of debt	1,816	—	1,433	—

Adjusted EBITDA	$41,746	$66,175	$115,373	$170,302

WILLIAM LYON HOMES

SUPPLEMENTAL FINANCIAL INFORMATION

(dollars in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Reconcilation of Adjusted Net Income:
Net income available to common stockholders	$9,480	$26,558	$28,050	$57,341
Add: Transaction expenses	—	—	990	3,907
Add / (Less): Loss (Gain) on extinguishment of debt	1,816	—	1,433	—
Add: One-time inventory charge	6,631	—	6,631
Add: Costs associated with staff reductions	—	—	1,173	—
Less: Income tax (provision) applicable to transaction expenses	—	—	(221)	(840)
(Less) / Add: Income tax benefit applicable to loss (gain) on extinguishment of debt	(390)	—	(320)	—
Less: Income tax (provision) applicable to one-time inventory charge	(1,426)	—	(1,482)	—
Less: Income tax (provision) applicable to costs associated with staff reductions	—	—	(262)	—

Net income, adjusted for transaction expenses, loss (gain) on extinguishment of debt, one-time inventory charge, and costs associated with staff reductions, net of tax benefit (provision)	$16,111	$26,558	$35,991	$60,408

Diluted weighted average common shares outstanding	39,171,746	39,160,894	38,944,008	39,581,986

Adjusted net income per diluted share	$0.41	$0.68	$0.92	$1.53

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Reconcilation of Adjusted Pre-Tax Income:
Income before provision for income taxes	$22,305	$40,804	$60,622	$91,218
Add / (Less): Transaction expenses	—	—	990	3,907
Loss (gain) on extinguishment of debt	1,816	—	1,433	—
One-time inventory charge	6,631	—	6,631	—
Staff reorganization costs	—	—	1,173	—

Pre-tax income, adjusted for transaction expenses, loss (gain) on extinguishment of debt, and costs associated with staff reductions	$30,752	$40,804	$70,849	$95,125

Balance Sheet Data

	September 30,	December 31,
	2019	2018
Cash and cash equivalents	$42,118	$33,779

Total William Lyon Homes stockholders’ equity	895,965	863,322
Noncontrolling interests	136,398	151,005
Total debt	1,407,191	1,321,345

Total capital	$2,439,554	$2,335,672

Ratio of debt to total capital	57.7%	56.6%
Ratio of net debt to total capital (net of cash)	56.9%	55.9%

Exhibit 99.2

Taylor Morrison Announces Agreement to Acquire William Lyon Homes Creating Nation’s

Fifth Largest Homebuilder

Transaction expands company’s footprint into Pacific Northwest and Nevada and deepens market share in Colorado, Arizona, Texas and California

Highlights:

•	Creates the nation’s fifth largest homebuilder based on LTM home deliveries

•	Top 5 position in 16 of the combined 23 markets

•	Entry into Washington, Oregon and Nevada markets

•	Significantly increases entry-level product offerings

•	Anticipate approximately $80 million in annualized synergies from transaction

•	Acquisition price of approximately $2.4 billion yields an attractive purchase multiple of 1x book

SCOTTSDALE, Ariz., Nov. 6, 2019 — Taylor Morrison Home Corporation (NYSE: TMHC), a leading national homebuilder and developer, and William Lyon Homes (NYSE: WLH), one of the nation’s largest homebuilders in the Western United States, today announced they have entered into a definitive agreement pursuant to which Taylor Morrison will acquire all of the outstanding shares of William Lyon Homes common stock for per share consideration of (1) $2.50 in cash and (2) 0.800 shares of Taylor Morrison common stock, implying a company value for William Lyon Homes of $21.45 per share or $2.4 billion including assumption of debt, yielding an attractive purchase price multiple of 1x book. The transaction consideration mix consists of approximately 90 percent Taylor Morrison stock and 10 percent cash. Based on current trading, Taylor Morrison stockholders will own approximately 77 percent of the combined company while William Lyon Homes stockholders will own approximately 23 percent.

The transaction has been unanimously approved by the Boards of Directors of both Taylor Morrison and William Lyon Homes and will be submitted to the stockholders of William Lyon Homes for approval. The issuance of shares of Taylor Morrison common stock in the transaction will also be submitted to the stockholders of Taylor Morrison for approval. The transaction is expected to close late in the first quarter or early in the second quarter of 2020 and the closing is subject to the satisfaction of customary closing conditions. William H. Lyon, executive chairman and chairman of the board and holder of approximately 42 percent of the voting power of William Lyon Homes common stock, has agreed to vote all of the shares of William Lyon Homes common stock controlled by him in support of the transaction.

“The agreement to acquire William Lyon Homes marks a historic day for Taylor Morrison as we continue to grow our business in smart and meaningful ways,” said Sheryl Palmer, Taylor Morrison chairman and CEO. “The combined business provides the unique opportunity to gain increased local scale and expertise within six of our major markets, while expanding Taylor Morrison into Washington, Oregon and Nevada. We’ve long aspired to be in the Pacific Northwest and have looked for the right point of entry at the right time and at the right price—and that’s exactly what this represents. This will be our sixth builder acquisition in seven years and a demonstration of the proven discipline and expertise in M&A that we have developed over the years.”

The strategic combination creates the nation’s fifth largest homebuilder based on the last 12 months (LTM) of closings, and firmly places Taylor Morrison in a Top 5 position in 16 of the combined 23 markets with an estimated 14,200 closings for the pro forma combined company.

“William Lyon Homes’ legacy spans more than six decades of outstanding construction and customer care, and our team of professionals has set a high standard for the homebuilding industry,” said Matthew R. Zaist, William Lyon Homes president and CEO. “The combined business will represent a powerhouse of a builder that can meet the strong demand of entry-level and first-time move-up buyers—consumer segments that represent 85 percent of William Lyon’s closings last year. We are excited to join forces with Taylor Morrison and draw upon their proven track record and greater access to scale efficiencies to meet consumer demand with a reputable, quality product.”

“William Lyon Homes is a family business rooted in strong values and tradition, which makes us delighted to join a company with one of the most recognized and highly regarded cultures in homebuilding,” said William H. Lyon, William Lyon Homes executive chairman and chairman of the board. “The decision to partner with Taylor Morrison was based on shared strategic alignment, likeminded core values, and a long history of integrity. We are confident in the success Taylor Morrison demonstrates through its reputation of leadership, quality construction and unparalleled customer experience and know our teams, our customers and our stockholders will be in good hands.”

Citigroup Global Markets, Inc. served as exclusive financial advisor to Taylor Morrison and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as Taylor Morrison’s legal counsel. J.P. Morgan Securities LLC served as exclusive financial advisor to William Lyon Homes and Latham & Watkins, LLP acted as William Lyon Homes’ legal counsel.

Conference Call

A public webcast to discuss this announcement will be held Wed., Nov. 6 at 8:30 a.m. Eastern time. The participant dial-in is 1 (855) 470-8731 and the passcode is 1196546. A webcast replay will also be available at investors.taylormorrison.com later that day.

About Taylor Morrison

Taylor Morrison Home Corporation (NYSE: TMHC) is a leading national homebuilder and developer that has been recognized as the 2016, 2017, 2018 and 2019 America’s Most Trusted® Home Builder by Lifestory Research. Based in Scottsdale, Arizona we operate under two well-established brands, Taylor Morrison and Darling Homes. We serve a wide array of consumer groups from coast to coast, including first-time, move-up, luxury, and 55 plus buyers. In Texas, Darling Homes builds communities with a focus on individuality and custom detail while delivering on the Taylor Morrison standard of excellence.

For more information about Taylor Morrison and Darling Homes please visit www.taylormorrison.com or www.darlinghomes.com.

About William Lyon Homes

William Lyon Homes is one of the largest Western U.S. regional homebuilders. Headquartered in Newport Beach, California, the Company is primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes in California, Arizona, Nevada, Colorado, Washington, Oregon and Texas. Its core markets include Orange County, Los Angeles, San Diego, Riverside, San Bernardino, the South and East Bay Areas of San Francisco, Phoenix, Las Vegas, Denver, Fort Collins, Portland, Seattle, Houston, Austin and San Antonio. The Company has a distinguished legacy of more than 65 years of homebuilding operations, over which time it has sold in excess of 110,000 homes. The Company markets and sells its homes under the William Lyon Homes brand in all of its markets except for Washington and Oregon, where the Company operates under the Polygon Northwest brand.

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation

Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.

CONTACT: Investor Relations

Taylor Morrison Home Corporation

(480) 734-2060

investor@taylormorrison.com